Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

04045320

Ref.:
Ellen W. Ronæss, Shareholder Services, Tel.: +47 2254 4430

Date: 20 September 2004

ORK – Trade subject to notification – exercised options

On 17 September 2004, in connection with Orkla's option programme, 6,000 options were exercised in Orkla shares at a strikeprice of NOK 132.

A total of 1,822,140 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,824,307 shares.

dlw 10/5